

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

<u>Via E-mail</u>
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

Re: **Talmer Bancorp, Inc.**
        Amendment Number One to Confidential Draft Registration Statement on
        Form S-1
        Submitted September 26, 2012
        CIK No. 0001360683

Dear Mr. Provost:

        We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. Please confirm your understanding that this is a requirement through the date of effectiveness.

2. We note that the number of shares to be sold by the company and the selling shareholders is still not included, the price range is not included, and the underwriters are not named on the cover page. Please be advised that the staff may have further comments when this information is included in a pre-effective amendment.

Prospectus Summary
Overview, page 1

3. We note your response to comment 5. Please revise the section entitled "Company Overview" on page 1 as follows:
   - revise your claim in the second and third paragraphs and elsewhere that 99 percent of your acquired loans are "covered by loss share agreements with the FDIC" to clarify that the FDIC agreements only provide that under certain conditions and for a limited period for reimbursement of up to 80 percent of losses provided you fulfill specified conditions and as you state on page 27 "we are not protected for all losses;"
   - revise the second paragraph to disclose the composition of the loans you acquired and their geographic location; and
   - as we requested, revise the third paragraph to disclose that over 77 percent of your loans are real estate related and are concentrated in Detroit, Michigan and more than 50 percent of your loans are for commercial real estate concentrated in Detroit, Michigan.

Emerging Growth Company Status, page 2

4. We note your response to comment 4. Please revise your disclosure as follows:
   - revise the section on page 2 to a brief description of each (not just some) of the exemptions available to you under the Jumpstart Our Business Startups Act;
   - revise the section on page 2 and the risk factor on page 23 to state whether or not you intend to take advantage of each of the exemptions;
   - as we requested, since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, revise the risk factor on page 30 to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies;
   - revise the section entitled "Critical Accounting Policies" in MD&A to clarify that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Private Placements and FDIC- Assisted Transactions, page 2

5. We note your response to comment 6. Please revise the section entitled "Private Placements and FDIC –Assisted Acquisitions" on page 2 as follows:
    - revise the first paragraph to summarize the "specific terms and conditions" of the loss sharing agreements including any limits on the amount of losses for particular pools of loans, restrictions on modifications to loans and your obligation to make loss mitigation efforts;
    - explain why you entered into two loss sharing agreements with the FDIC in each acquisition;
    - revise your discussion of each acquisition to clearly state the aggregate purchase price paid by you; and
    - with regard to the February 2012 private placement, advise the staff if a Purchase or other agreement was entered into and provide the staff with a copy supplementally. In addition, provide us supplemetnally with a copy of the subscription agreements used. Finally, if an Offering Circular or private placement memorandum was used, provide the staff with a copy.

Market Areas, page 4

6. We note your response to comment 7. As we requested, given your concentration of sixty five percent of your loans being to borrowers in the Detroit MSA, the concentration of these loans in real estate and the long term economic problems of the Detroit MSA, please revise the section entitled "Market Areas" on page 4 to summarize historic and current economic conditions in your market areas particularly the Detroit MSA. As we requested, please include historic trend data regarding unemployment rate, home prices and sales, commercial real estate prices and sales and foreclosures.

Our Competitive Strengths, page 6

7. Please revise the section entitled "Our Competitive Strengths" as follows:
    - revise your claim on the top of page 7 that your management team has "a proven track record of acquiring failed or failing financial institutions" to disclose the basis for this claim and to disclose whether or not each of them had success acquiring loan portfolios of the size you acquired from multiple failed banks seized by the FDIC; and
    - revise your claim in the last bullet point on page 7 that you have an "attractive risk profile" by disclosing the basis for your claim and disclosing the extent to which you conducted due diligence on the loans before you acquired them and the basis upon which you "adjusted" the "estimated fair value of the loans at the time you acquired them.

Mr. David T. Provost
Talmer Bancorp, Inc.
October 15, 2012
Page 4

Risk Factors
Risks Related to our Common Stock, page 27

8. We note your response to comment 14. Please provide us with copies of the
    "passivity commitments" made by Ross funds to the Federal Reserve.   Please
    discuss these commitments in the related party section.

We and certain of our shareholders are required to comply …, page 35

9. Revise the last paragraph to disclose the number of shares that may not be sold for
    5 years and the expiration date(s) for those lock-up periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 42

10. We note your response to comment 16. As we requested, revise the sixth
    paragraph to explain the reasons for the increase of over $23 million in salary and
    employee benefits in 2011, e.g., number of employees increased from x to x,
    making this your largest expense and quantify any reductions since December 31,
    2011.

11. We note your response to comment 17. As we requested, given that over 77
    percent of your portfolio is real estate loans and 50 percent of your loans are
    commercial real estate in Detroit, provide discussion and analysis of Detroit's
    home price index; residential real estate sales; single family housing permits and
    multifamily housing permits; foreclosures started and mortgage delinquencies;
    and commercial real estate prices; and sales and commercial building permits.

12. We note your response to comment 18. As we requested, please include
    discussion and analysis of your loan portfolio including the amount and
    percentage of your loans that are nonconforming, subprime, "alt A" loans,
    interest-only and option adjustable rate loans.

Summary of Acquisition and Loss Share Accounting, page 50

13. We note your response to prior comment 23. We understand you evaluate each
    loan included in your acquisitions on a loan by loan basis wherein your loans are
    broken out between specific and non-specific populations. Regarding your non-
    specific review loans we understand you use an automated cash flow estimation
    process on an individual loan by loan basis that includes specific loan terms along

Mr. David T. Provost
Talmer Bancorp, Inc.
October 15, 2012
Page 5

with certain assumptions (e.g. loan and payment terms, default assumptions, discounts, prepayment data, etc..). Considering you have this information on a loan by loan basis, explain to us why it is more appropriate to use a staggered re-estimation process in arriving at your estimated cash flows on a period by period reporting basis.

14. Further, tell us how the evaluation of the purchased credit impaired loans on a staggered basis is in accordance with the authoritative accounting guidance within ASC 310-30.

Financial Results, page 57

15. For each of the periods presented, please revise to quantify and disclose the net interest margin recognized on uncovered loans. Please also disclose and quantify the impact the changes in expectations on the acquired loans have had on the net interest margin as well for each of the periods presented.

Notes to Consolidated Financial Statements

Note 3. Fair Value – Loans, page F-10

16. Please revise to disclose whether upward revisions are made by management, as well as the types of revisions made, to appraised values in order to adjust for circumstances, economic changes or other, since the date of the appraisal that would impact the expected selling price.

Note 5. Loans, page F-28

17. We note your response to prior comment 25. Please revise your disclosures to disclose the timeframe over which the difference between the remaining discount and the associated indemnification asset on loans transferred to troubled debt restructuring status will be recorded. For each period presented the difference recognized in income/expense as well as the remaining outstanding amounts should be disclosed accordingly.

Note 7. Acquired Loans and Loss Sharing, page F-37

18. We note your response to prior comment 26. Please revise to include this information as well within the notes to the financial statements for the audited periods presented.

19. In addition, the specific rollforwards included currently within Note 7, should be revised to specifically address and quantify the impact of the transfer of the purchase credit impaired loans (i.e. previously accounted for under ASC 310-30) to classification as troubled debt restructurings (i.e. which are being subsequently being accounted for in accordance with ASC 310-40).

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf. Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must: Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please: Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or Mike Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director